Exhibit 99.34

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs Reseller Agreement with Foottraffik Cannabis Dispensary Software Company

April 26, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) today announced it has entered into a reseller agreement with Foottraffik, a dispensary marketing software and full service agency for the cannabis industry. The reseller agreement will enable Foottraffik to market NexTech’s innovative AR eCommerce solutions to its roster of more than 125 cannabis dispensary clients including Clear Choice, Remedy Have a Heart, The Higher Path and others.

“We are very excited to announce that two of the most innovative cannabis tech companies have united to bring forth the future of technology to the global cannabis market,” said Guillermo Bravo, CEO of Foottraffik. “Digital marketing, augmented reality, and artificial intelligence are the trifecta in the new era of cannabis. We are pleased to unite NexTechAR & Foottraffik in a partnership that will augment the reality of the cannabis industry through innovative technology and immersive consumer experiences.”

Foottraffik will resell NexTech’s AR Dispensary eCommerce platform, its 3D advertising capabilities, and its virtual “AR showrooms.” AR Dispensary utilizes immersive AR technology and rich 3D 360-degree photography to provide an eCommerce experience unparalleled in the legal cannabis industry. The white-label web-based AR solution, integrated into a dispensary’s website seamlessly through just a snippet of code, allows consumers to preview products like flowers, gear, pre-rolls, and more from home or on-the-go. The platform can also support features for online ordering/pickup, and online ordering/delivery (where permitted), creating a complete digital dispensary experience.

“We are pleased to announce this strategic partnership with Foottraffik and to continue our penetration of the burgeoning legal cannabis industry by offering the most complete end-to-end AR solutions on the market,” said Evan Gappelberg, CEO of NexTech. “We believe the combination of Foottraffik’s industry expertise and vast client network provides an optimal vehicle for distribution of our technology on a broader scale, while empowering dispensaries to increase sales and provide a more complete customer experience. “

With spending on legal cannabis worldwide expected to reach $57 billion by 2027, according to Arcview Market Research and BDS Analytics, on-demand, interactive AR experiences are the next step towards improving customers’ path to purchase. This partnership continues NexTech’s penetration into the burgeoning market, following the release of its AR Dispensary platform in March 2019, and its deal with Cannvas Medtech Inc., a leading digital cannabis education and business technology company, in January 2019.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact: Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3